EXHIBIT 99.10
Notice to ASX/LSE
Shareholdings of persons discharging managerial responsibility
(PDMR) / Key Management Personnel (KMP)
22 July 2024
As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange
(LSE).
Global Employee Share Plan (myShare)
Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each,
Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’
and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.
myShare purchase
On 17 July 2024, the following PDMR / KMP acquired shares under myShare and were allocated the same number of matching share awards.

Security	Name of PDMR / KMP	Number of shares acquired	Number of matching shares awarded	Price per share
Rio Tinto plc shares	Baatar, Bold	7.368324	7.368324	GBP 50.89351
Rio Tinto plc shares	Barrios, Alf	19.500717	19.500717	GBP 50.89351
Rio Tinto plc shares	Cunningham, Peter	7.368324	7.368324	GBP 50.89351
Rio Tinto Limited shares	Kaufman, Sinead	12.121882	12.121882	AUD 117.3085
Rio Tinto plc shares	Pécresse, Jérôme	15.071665	15.071665	GBP 50.89351
Rio Tinto plc shares	Stausholm, Jakob	7.368324	7.368324	GBP 50.89351
UK Share Plan (UKSP)
The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (matching shares).
Qualifying UK employees are also awarded Free Shares once a year.
On 17 July 2024, the following PDMR / KMP purchased shares under the UKSP and were allocated the same number of matching shares.

Security	Name of PDMR	Number of shares acquired	Number of matching shares awarded	Price per share
Rio Tinto plc shares	Baatar, Bold	8	8	GBP 50.89351
Rio Tinto plc shares	Stausholm, Jakob	7	7	GBP 50.89351
FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock
Exchange contemporaneously with this release.
LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.
Notice to ASX/LSE2 / 3
Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company
Secretary.
riotinto.com
Notice to ASX/LSE3 / 3